

Mail Stop 4631

February 22, 2018

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re:** **ATI Modular Technology Corp.**
> **Amended Registration Statement on Form S-4**
> **Filed February 8, 2018**
> **File No. 333-221846**
>
> **Revised Information Statement on Schedule 14C**
> **Filed February 13, 2018**

Dear Mr. Perkins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where applicable, corresponding revisions should be made to your revised Information Statement on Schedule 14C.

2. Please update your financial statements and corresponding financial information to comply with Rule 8-08 of Regulation S-X.

Unaudited Pro Forma Combined Financial Information, page 23

1. We reissue comment 2 from our letter dated January 30, 2018. The pro forma information should assume that the transaction occurred July 1, 2014, the first day of the earliest period presented. Your disclosures on page 28 indicate that approximately 196 million shares of ATI Modular Technology Corporation shares will be issued to the shareholders of AmericaTowne, Inc. as part of the transaction; therefore, these shares should be reflected in the pro forma earnings per share amounts as outstanding as of July 1, 2014. Given that your pro forma weighted average shares outstanding were only 15.9 million for the year ended June 30, 2015, 99.7 million for the year ended June 30, 2016, 109.8 million for the six months ended December 31, 2016, and 125.8 million for the nine months ended September 30, 2017, these shares do not appear to be reflected in your pro forma shares as outstanding as of July 1, 2014 as your response indicates. Please revise.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Anthony Paesano, Esq.